December 30, 2024

Jeffrey A. Meckler
Chief Executive Officer
Indaptus Therapeutics, Inc.
3 Columbus Circle, 15th Floor
New York, NY 10019

       Re: Indaptus Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed December 23, 2024
           File No. 333-284026
Dear Jeffrey A. Meckler:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Gary M. Emmanuel, Esq.